Exhibit 21

Deer Consumer Products, Inc. and subsidiaries as of December 31, 2009

Name	Jurisdiction of Incorporation	Percentage Owned by Company
Deer International Group Ltd.	British Virgin Islands	100%
Winder Electric Group Ltd.	People’s Republic of China	*	(1)
Delta International Limited	People’s Republic of China	*	(2)

(1) Winder Electric Group Ltd. is a wholly-owned subsidiary of Deer International Group Ltd.
(2) Delta International Limited is a wholly-owned subsidiary of Winder Electric Group Ltd.